Exhibit 99.1

AMTD IDEA achieved 2.5 times digital media & entertainment revenue in the first half of 2023

November 28, 2023 08:49 AM Eastern Standard Time

PARIS & NEW YORK & SINGAPORE—(BUSINESS WIRE)—AMTD IDEA Group (NYSE: AMTD; SGX: HKB) (“AMTD IDEA” or the “Company”) today announced a positive profit estimate for the six months ended June 30, 2023:

During the six months ended June 30, 2023, despite the global economic slowdown and rising geopolitical uncertainties, leading to volatile world markets overall, the Company demonstrated strong resilience and achieved solid financial performance. Total revenue for the six months ended June 30, 2023 is estimated to increase by more than 6% year over year to over US$125 million. In particular, revenue generated from digital media, entertainment and other solution services is estimated to achieve at least 2.5 times to more than US$23million, as a result of the successful operations of L’Officiel Inc. SAS since the Company’s acquisition in the first half of 2022. Profit of the Company for the six months ended June 30, 2023 is estimated to be more than US$105 million.

This profit estimate is preliminary in nature, and is based on information currently available to the management of the Company. The estimate is subject to uncertainties, and maybe changed as we adjust and finalize our financial results for the relevant period. Accordingly, investors are advised not to place undue reliance on this information and should instead refer to our unaudited financial results of the relevant period to be subsequently published by the Company.

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system—the “AMTD SpiderNet”—AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

IR Office

AMTD IDEA Group

ir@amtdinc.com